August 16, 2021

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Registrant”) - Touchstone Ohio Tax-Free Bond Fund (the "Fund"), File No. 811-03651

Dear Mr. McLaren:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on August 10, 2021 regarding the preliminary proxy materials on Schedule 14A for the Fund, which is a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's proxy statement will be finalized in the definitive proxy statement filing on Schedule 14A for the Fund (DEF 14A).

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's definitive proxy statement that will be filed with the Securities and Exchange Commission on or about August 16, 2021.

Proxy Statement

2.    With respect to the “NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 30, 2021” contained in the proxy statement, please confirm whether, due to the COVID-19 pandemic, internet attendance by shareholders at the special meeting of shareholders will be allowed. If so, please disclose this in the proxy statement.

Response: The Trust confirms that the shareholder meeting will be held in-person at its offices as set forth in the proxy statement and that internet or “virtual” attendance will not be permitted.

3.    In the proxy statement under the heading “PROPOSAL—TO APPROVE THE CHANGE TO THE FUND’S FUNDAMENTAL INVESTMENT POLICY” please address the following:

A. Please bold the paragraph immediately following the table that compares the Current Policy to the New Policy.

Response: The Trust confirms that it will bold this paragraph as requested in the definitive proxy     statement.

B.     On the following page of the proxy statement in the third bullet, please describe the changes to the Fund’s diversification status.

Response: The Trust confirms that it will add the underlined description as requested in the definitive proxy statement, so that this language states “...certain changes to the Fund's diversified status (i.e., changing from non-diversified to diversified)...”.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:     Abigail Hemnes, Esq.
Clair Pagnano, Esq.